Exhibit 99.2

IFRS INR Press Release

Infosys (NSE, BSE: INFY) Announces Results for the Quarter and Year ended March 31, 2015

FY 16 revenues expected to grow between 10%-12% in constant currency terms

Dividend pay-out ratio increased to up to 50% of post-tax profits effective FY 15

1:1 bonus issue of equity shares and 1:1 stock dividend of American Depositary Shares

FY 15 EPS grew by 15.8% year on year

Operating margins expanded by 190 bps in FY 15 to 25.9%

Quarterly annualized attrition for Infosys Limited declined to 13.4% in Q4 compared to 23.4% in Q1

Announces definitive agreement to acquire Kallidus Inc. (d.b.a Skava) and invest in Airviz

Chennai, India – April 24, 2015

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the year and quarter ended March 31, 2015

Year ended March 31, 2015

•	Revenues were 53,319 crore for the year ended March 31, 2015 YoY growth was 6.4%
•	Net profit was 12,329 crore for the year ended March 31, 2015 YoY growth was 15.8%
•	Earnings per share (EPS) was 107.88 for the year ended March 31, 2015 YoY growth was 15.8%

Quarter ended March 31, 2015

•	Revenues were 13,411 crore for the quarter ended March 31, 2015
YoY growth was 4.2%, QoQ growth was (2.8%)
•	Net profit was 3,097 crore for the quarter ended March 31, 2015
YoY growth was 3.5%, QoQ growth was (4.7%)
•	Earnings per share (EPS) was 27.10 for the quarter ended March 31, 2015 YoY growth was 3.5%, QoQ growth was (4.7%)
•	Liquid assets including cash and cash equivalents, available-for-sale financial assets, certificates of deposits and government bonds were 32,585 crore as on March 31, 2015 as compared to 34,873 crore as on December 31, 2014 and 30,251 crore as on March 31, 2014
•	The Board in its meeting held on April 24, 2015 has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined
•	The company’s current policy is to pay dividends of up to 40% of post-tax profits. The Board has decided to increase the dividend pay-out ratio to up to 50% of post-tax profits effective fiscal 2015
•	The Board of Directors recommended a final dividend of 29.50 per share for fiscal 2015 (equivalent to 14.75 per share after 1:1 bonus issue, if approved by shareholders)
•	Infosys spent 254 crore in FY 15, towards Corporate Social Responsibility (CSR) which is primarily being carried out through the Infosys Foundation, its philanthropic arm. The Infosys Foundation is engaged in several programs aimed at alleviating hunger, promoting education, computing literacy, improving health, assisting rural development, supporting arts and helping the destitute

Other Highlights

•	Gross employee additions over 50,000 for the year
•	Utilization (excluding trainees) expands 450 bps for the year
•	Quarterly annualized attrition declines to 13.4% for Infosys Limited in Q4

"We see the industry going through a fundamental and structural transition. Despite being a challenging quarter, I am encouraged by the early successes in executing our Renew-New strategy, on a foundation of learning”, said CEO & MD Dr. Vishal Sikka. “Our focused employee engagement initiatives over the last few months have resulted in containing employee attrition to one of the lowest in recent times. And our investments in innovation and in renewing our capabilities are helping to elevate our client relationships. ”

"Services growth in the fourth quarter was lower than we expected, though we saw healthy growth in Finacle and our Edge suite. Pricing continues to be under pressure due to increasing commoditization in the traditional outsourcing business, requiring us to ramp up productivity through automation, and enhance our differentiation in large engagements”, said U.B. Pravin Rao, COO “But we are well placed to pursue healthy overall growth in the new fiscal year."

“We were able to improve profitability during the year even as we made investments into our employees and other strategic areas. We have been able to achieve this because of increased operating efficiencies despite a difficult pricing environment”, said Rajiv Bansal, CFO. “Consistent with our objective of increasing shareholder returns, the Board has approved an increase in the dividend pay-out ratio to 50% of post-tax profits. The Board has also recommended a 1:1 bonus issue of equity shares and 1:1 stock dividend of American Depositary Shares.”

Outlook*

The Company’s outlook (consolidated) for the fiscal year ending March 31, 2016, under IFRS is as follows:

•	Revenues are expected to grow 10%-12% in constant currency terms;
•	Revenues are expected to grow 8.4%-10.4% in INR terms

*Conversion: 1 US$ = 62.50 for the fiscal 2016

Business Highlights

As we continue to pursue our dual strategy of renewing the core and innovating into new frontiers, we have witnessed strong client additions this quarter. We have also enhanced our investments in new technologies and education to foster a culture of learning and creativity.

Client wins

•	ABN AMRO selected us as one of its strategic partners to drive business transformation. We will deliver services across application development and maintenance, testing and product implementation.
•	Western Union Financial Services selected us for an 11 year turnkey project where we take complete ownership to modernize, maintain and support its worldwide settlement systems.
•	We have been awarded a multi-year contract by House of Fraser (recently acquired by Sanpower Group China), to transform its multichannel business and IT infrastructure.

Frank Slevin, Chairman, House of Fraser, said, “This program will help us realize faster time to market as we adopt new and advanced technologies to enhance our multichannel business. The benefits from this program will also allow us to achieve our business goals as we go global. We look forward to building a long term strategic relationship with Infosys.”
•	We have been chosen as a strategic partner by an American fashion retailer to manage its service desk, infrastructure and application support services. This solution will provide the client considerable cost savings, direct business benefits and innovation capabilities, thus enabling them to focus on strategic business initiatives.
•	A leading global express delivery company, selected us to simplify and transform its technology applications. As part of this engagement, we will provide application development and maintenance services, as well as provide digital technologies to reduce complexity and cost, while increasing customer engagement.

Platforms

Infosys Information Platform (IIP) has seen increased traction in the market. IIP demonstrates our ability to create state-of-the-art platforms by bringing together domain expertise, learnability, the open source ecosystem, and a highly motivated team.

•	Syngenta, a world leader in agribusiness, had application performance challenges in their Management Reporting Solution due to large volume of data. Infosys did a Proof of Concept with using the Infosys Information Platform to improve the performance of Management Reporting solution. The IIP could inject 19 Million records in 6 minutes compared to more than 1 hour for injecting half a million records. Similarly IIP could do report/dashboard navigation in less than 5 seconds as against more than a minute in the current platform.
•	Syngenta, has leveraged the Infosys Automation platform to automate SAP user authorization requests, thereby saving $ 1 million per year on IT operations costs. Additionally, this has improved user productivity through speedy closure of authorization requests.
•	The Hershey Company, a global confectionery leader, engaged us as a strategic partner for consulting and technology services. The company selected Infosys Information Platform (IIP) to turn diverse data into knowledge and insights as it places consumer, customer, market, and industry understanding at the center of its decisions.

Carlos E. Amesquita, Chief Information Officer, The Hershey Company, said, "At its heart, Hershey is a knowledge company. Infosys and its new IIP platform bring enhanced capabilities and speed to ingest diverse data sets, harmonize and link them together to transform disparate data into actionable knowledge and insights

Finacle

Finacle™ sustained its business momentum with 23 wins and 11 go-lives this quarter. Discover Financial Services, a leading U.S. direct bank and payment services company, which engaged Finacle last year, won the Celent Model Bank award for its core banking transformation program. During the quarter, an independent assessment of the top 1,000 world banks, revealed that banks powered by Finacle enjoy 50 percent higher return on assets, 30 percent higher return on capital, and 8.1 percent lesser cost to income than others. The research was conducted by Feedback Business Consulting based on the data published by ‘The Banker’ for top 1000 world banks1.

•	Qantas Credit Union was a significant win for Finacle this quarter in the Australian market. Commenting on the engagement, Scott King, Chief Executive Officer, Qantas Credit Union said, “Digitization is changing the banking environment rapidly. To effectively compete and keep pace with the evolving demand of our members, we need to transform our technology and operations. After many months on rigorous evaluation, we have partnered with Infosys. I am confident that Infosys with its globally successful Finacle platform will create the foundation for our future success and will help us deliver best-in-class banking services to our members.”

1 The Banker Top 1000 world banks - http://www.thebanker.com/Top-1000-World-Banks

EdgeVerve

EdgeVerve has seen growth both in terms of revenue and client base. We had 12 wins and three client go-lives in the quarter.

•	Syngenta went live with TradeEdge Dealer Management System to manage distributors in two states in India. This will be rolled out to distributors across other states next year.
•	Two marquee U.S. financial services giants selected our CreditFinanceEdge to support parts of their global portfolios. A large U.S. telecommunication company increased its AssistEdge footprint and took another step towards transforming its customer contact centers, improving customer experience and reducing customer service costs. AssistEdge is also being used for robotic process automation to enhance the order management process for a high-tech industry client.

Acquisitions, Investments and Partnerships

•	This quarter, we completed the acquisition of Panaya, a leading provider of automation technology. Panaya’s CloudQuality™ suite will enable us to leverage automation for several of our service lines through an agile SaaS model, and help mitigate risk, reduce costs and decrease time-to-market for clients.
•	We have entered into a definitive agreement to acquire Kallidus Inc. (d.b.a Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients. This acquisition is an all-cash deal for a total consideration of $120 million including retention bonus and a deferred component. Skava delivers a cloud hosted platform for mobile websites, apps, and other digital shopping experiences across mobile, tablet, desktop, in-store, and all emerging channels to large retail clients worldwide. The platform enables retailers to provide a mobile specific experience to their customers through an agile and flexible environment, enabling personalization and delivering customer analytics across multiple channels.
•	We also entered into a definitive agreement for an early-stage investment of $ 2 million in Airviz, to acquire a minority share. Airviz is a personal air quality monitoring startup and spinout from Carnegie Mellon University. This investment was made out of the $ 500 million Innovation Fund earmarked for investments in disruptive new technologies, and positions us as a driving force in the fast-growing personal health monitoring market with a big data solution that provides indoor air pollution sensing and visualization. Airviz Speck, an affordable, fine particulate monitor, which uses patent-pending technology from Carnegie Mellon University, can empower individuals and communities to understand and identify health hazards related to air quality.
•	Our strategic endeavor to inject the design thinking philosophy across the organization continues. Till date, more than 25,000 employees across the company have been trained in design thinking. We have also established a design thinking training course for new joiners at the Infosys Global Education Center in Mysore. More than 22,000 trainees are expected to undergo this training in FY16. An important aspiration is to extend this strategic capability with our clients. This quarter we have successfully conducted more than 20 design thinking engagements with our clients and the feedback from them has been very encouraging.
Speaking about RWE AG’s recent engagement with Infosys on design thinking, Peter Terium, Chief Executive Officer, RWE AG, said, “Our company, and in fact, our entire industry is in the midst of a massive transformation. Given the scale of the market disruption, RWE has chosen to go outside in order to better innovate from within when we started our innovation journey more than two years ago. In this change journey, RWE has also recently received the support of our long-term partner Infosys. Infosys helped to bring this exciting capability to life at RWE’s Silicon Valley outpost. Our interactions with Infosys on Design Thinking have already yielded great value by increasing the scope of what we even thought of as possible. Through their unique relationship with d.Global and the faculty affiliated with the Stanford d.school, Infosys is helping us to accelerate our learning and to amplify the creativity and quest for excellence that has always been an integral part of RWE. I look forward to an increasingly strategic and collaborative partnership between our companies in the Silicon Valley and around the Globe.”
•	We are collaborating with universities like East China Normal University, University of California, Irvine and University of Wisconsin-Madison, which are the leading research universities in areas like massively parallel databases, big data and storage management. We will work closely with these universities, leveraging their expertise, executing joint projects, and validating these modern systems against industry use cases and workloads. This collaboration will significantly enhance our expertise and products (like IIP) in the rapidly evolving areas of big data, artificial intelligence, in-memory computing, and distributed storage, while accelerating the adoption of these innovations among our enterprise customers.

Innovation Fund

This quarter, Infosys announced the creation of an 'Innovate in India Fund’ from its $ 500 million Innovation Fund. The $ 250 million (INR 1,550 crore) Innovate in India Fund will be dedicated to investments in promising new Indian companies. These companies will be inducted into the global ecosystem of strategic partners that we are building.

As part of the Infosys Innovation fund, we are announcing the launch of the Infosys Incubator. This incubator will help identify, nurture and grow companies engaged in innovative, new, and disruptive technologies that can help our business, and create future growth areas. By guiding and mentoring these businesses early, we hope to have the first pick of new innovations that we can bring to market and scale, thus improving the chances of viability and long-term success for the startups involved.

Awards and Recognition

•	Neiman Marcus Group recognized Infosys as the ‘2014 Technology Partner of the Year’ after a rigorous selection process, based on four parameters – Service, Quality, Value and Innovation.
•	We received the prestigious ‘Daimler Supplier Award 2014’ for Outstanding Quality in the provision of IT Data Center Services.
•	Infosys Finacle™ was named as a leader in the IDC MarketScape - Worldwide Core Banking Solutions 2014 Vendor Assessment: Global Providers for North American Banks during the quarter.
•	We have been identified as a Leader in NelsonHall's Vendor Evaluation and Assessment for application outsourcing.
•	We were also inducted into the Winner’s Circle in HfS Research Enterprise Analytics Services Blueprint.

Beyond Business

This fiscal Infosys pledged 254 crore towards Corporate Social Responsibility (CSR) which is primarily being carried out through the Infosys Foundation, its philanthropic arm.

For the quarter and year ended March 31, 2015, Infosys and its subsidiaries donated 66 crore and 254 crore to Infosys Foundation and to the Spark-IT program.

During the quarter, the Association for Computing Machinery (ACM) and the Infosys Foundation announced that Dan Boneh is the recipient of the 2014 ACM-Infosys Foundation Award in the Computing Sciences category. The award recognizes Boneh’s ground-breaking contributions to the development of pairing-based cryptography and its application in identity-based encryption. The ACM-Infosys Foundation Award celebrates the finest recent innovations by young scientists and system developers in the computing field. An endowment from the Infosys Foundation provides financial support to the $ 175,000 annual award.

About Infosys Ltd

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 8.7 billion in annual revenues and 176,000+ employees, is helping enterprises renew themselves while also creating new avenues to generate value.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and our Forms 6- K for the quarters ended June 30, 2014, September 30, 2014 and December 31, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is April 24, 2015, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 80 4156 3373 Sarah_Gideon@Infosys.com	John Gallagher Brunswick Group for Infosys, USA +1 415 316 8060 jgallagher@brunswickgroup.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of

(In crore except share data)

March 31, 2015		March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	30,367	25,950
Available-for-sale financial assets	874	2,197
Investment in Certificates of deposit	–	859
Trade receivables	9,713	8,351
Unbilled revenue	2,845	2,811
Prepayments and other current assets	3,296	2,636
Derivative financial instruments	101	215
Total current assets	47,196	43,019
Non-current assets
Property, plant and equipment	9,125	7,887
Goodwill	3,091	2,157
Intangible assets	638	342
Investment in associate	93	–
Available-for-sale financial assets	1,345	1,252
Deferred income tax assets	537	656
Income tax assets	4,089	1,522
Other non-current assets	238	220
Total non-current assets	19,156	14,036
Total assets	66,352	57,055
LIABILITIES AND EQUITY
Current liabilities
Trade payables	140	173
Derivative financial instruments	3	–
Current income tax liabilities	2,818	2,187
Client deposits	27	40
Unearned revenue	1,052	660
Employee benefit obligations	1,069	954
Provisions	478	379
Other current liabilities	5,796	4,745
Total current liabilities	11,383	9,138
Non-current liabilities
Deferred income tax liabilities	160	64
Other non-current liabilities	46	323
Total liabilities	11,589	9,525
Equity
Share capital- 5 par value 120,00,00,000 (60,00,00,000) equity shares authorized, issued and outstanding 114,28,05,132 (57,14,02,566), net of 56,67,200 (28,33,600) treasury shares, as of March 31, 2015 (March 31, 2014), respectively	572	286
Share premium	2,806	3,090
Retained earnings	50,978	43,584
Other components of equity	407	570
Total equity attributable to equity holders of the company	54,763	47,530
Non-controlling interests	–	–
Total equity	54,763	47,530
Total liabilities and equity	66,352	57,055

 Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income

(In crore except share and per equity share data)

	Three months ended March 31, 2015	Three months ended March 31, 2014	Year ended March 31, 2015	Year ended March 31, 2014
Revenues	13,411	12,875	53,319	50,133
Cost of sales	8,174	8,117	32,883	32,141
Gross profit	5,237	4,758	20,436	17,992
Operating expenses:
Selling and marketing expenses	736	640	2,941	2,625
Administrative expenses	1,052	837	3,663	3,326
Total operating expenses	1,788	1,477	6,604	5,951
Operating profit	3,449	3,281	13,832	12,041
Other income, net	881	851	3,427	2,669
Share in associate’s profit/(loss)	(1)	–	(1)	–
Profit before income taxes	4,329	4,132	17,258	14,710
Income tax expense	1,232	1,140	4,929	4,062
Net profit	3,097	2,992	12,329	10,648
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of the net defined benefit liability/(asset)	(12)	(62)	(47)	(1)
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial asset	(22)	(20)	79	(97)
Exchange differences on translation of foreign operations	(89)	(73)	(195)	311
Total other comprehensive income, net of tax	(123)	(155)	(163)	213
Total comprehensive income	2,974	2,837	12,166	10,861
Profit attributable to:
Owners of the company	3,097	2,992	12,329	10,648
Non-controlling interests	–	–	–	–
	3,097	2,992	12,329	10,648
Total comprehensive income attributable to:
Owners of the company	2,974	2,837	12,166	10,861
Non-controlling interests	–	–	–	–
	2,947	2,837	12,166	10,861
Earnings per equity share(*)
Basic ()	27.10	26.18	107.88	93.17
Diluted ()	27.10	26.18	107.88	93.17
Weighted average equity shares used in computing earnings per equity share(*)
Basic	114,28,05,132	114,28,05,132	114,28,05,132	114,28,05,132
Diluted	114,28,33,626	114,28,05,132	114,28,21,470	114,28,05,132

*Adjusted for 1:1 bonus issues in December, 2014

NOTE:

1.	The audited Consolidated interim Balance sheets and Consolidated interim Statements of Comprehensive Income for the three months ended and year ended March 31, 2015 have been taken on record at the Board meeting held on April 24, 2015.
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com